

Mail Stop 3561

November 9, 2015

Steven L. Sample
Chief Executive Officer
Acacia Diversified Holdings, Inc.
3512 East Silver Springs Boulevard - #243
Ocala, FL 34470

>   **Re: Acacia Diversified Holdings, Inc.
>   Revised Preliminary Proxy Statement on Schedule 14A
>   Filed October 8, 2015
>   Supplemental response filed October 26, 2015
>   File No. 001-14088**

Dear Mr. Sample:

We have reviewed your responses to the comments in our letter dated October 13, 2015 and have the following additional comments.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

General

1. We note your response to our prior comment 1. Please provide us a sufficiently detailed analysis as to how Steven L. Sample's solicitation efforts were not made "on behalf of the registrant." Given his position as your Chairman and Chief Executive Officer it appears that he may have made the solicitations on behalf of the company. Exchange Act Rule 14a-2(b)(2), which you cite, states that certain portions of Regulation 14A do not apply to a solicitation "made otherwise than on behalf of the registrant" where the total number of persons solicited is not more than ten.

2. We note your response to our prior comment 1 that "the Company's CEO accepted the additional but unnecessary votes of the few (and considered exempt) other persons as a result of error with no fraud intended." Please tell us the total number of persons

solicited, regardless of error or lack of fraudulent intent. If it is your belief that the "additional but unnecessary" votes were somehow not solicited please tell us how the voters found out about the vote. In addition, please tell us what you mean by saying such votes were "exempt." If the total number of persons solicited exceeded 10 it appears you may not rely on Rule 14a-2(b)(2).

3. We note your response to our prior comment 2 and reissue. Your response focuses on Texas Business Organization Code and your obligations under Texas law. Our comment, however, addresses your obligations under the federal securities laws. We note that Exchange Act Rule 14a-2(a) states that sections 14a-3 to 14a-15 do not apply to certain solicitations, but the rule does not relieve companies from obligations under Rules 14c-2 and 14c-5. Please provide us your legal analysis as to why you were not required to file an information statement pursuant to Exchange Act Rules 14c-2 and 14c-5. Please also tell us whether the August 10, 2015 correspondence satisfied the requirements of Schedule 14C. In addition, please tell us how that correspondence satisfied the timing requirement of Rule 14c-2(b).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. Please contact Tonya K. Aldave at (202) 551-3601 or me at (202) 551-3859 with any questions.

Sincerely,

/s/ John Dana Brown

John Dana Brown
Attorney-Advisor
Office of Transportation and Leisure

cc: Adam Tracy, Esq.
       Securities Compliance Group, Ltd.